Exhibit 99

Arthur Andersen LLP (Andersen) has represented that the audit was subject to Andersen's quality control system for the US accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Andersen personnel working on the audit, and availability of national office consultation. Availability of personnel at foreign affiliates of Andersen was not relevant to this audit.